UNDERWRITING AGREEMENT

June 23, 2025

Vizsla Silver Corp.

Suite 1723, 595 Burrard Street

Vancouver, British Columbia V7X 1J1

Attention: Michael A. Konnert, President and Chief Executive Officer

Dear Sir:

Canaccord Genuity Corp., as sole bookrunner and lead underwriter (the "Lead Underwriter"), and CIBC World Markets Inc., National Bank Financial Inc., Ventum Financial Corp., BMO Nesbitt Burns Inc. and Raymond James Ltd. (together with the Lead Underwriter, the "Underwriters" and each individually an "Underwriter") hereby severally, and not jointly nor jointly and severally, agree to purchase from Vizsla Silver Corp. (the "Company") in the respective percentages set forth in Section 21, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 33,334,000 common shares of the Company (the "Firm Shares") on an underwritten "bought deal" basis at a price of US$3.00 per Firm Share (the "Offering Price") for aggregate gross proceeds of US$100,002,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 5,000,100 common shares of the Company (the "Additional Shares") at a price of US$3.00 per Additional Share for the purpose of covering the Underwriters' over-allocation position and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the "Offered Shares".

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of common shares, debt securities, subscription receipts, warrants and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on April 25, 2025. The term "Canadian Base Shelf Prospectus" means the final short form base shelf prospectus dated April 25, 2025 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures (as hereinafter defined), and includes all Documents Incorporated by Reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the "Canadian Preliminary Prospectus Supplement"). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the "Canadian Preliminary Prospectus".

The Underwriters also understand that the Company has prepared and filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC (the "MJDS"), a registration statement on Form F-10 (File No. 333-286322) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the "U.S. Base Prospectus" and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the "Registration Statement"). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Preliminary Prospectus Supplement"). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the "U.S. Preliminary Prospectus". The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the "Preliminary Prospectuses".

In addition, the Underwriters also understand that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on June 23, 2025, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the "Canadian Prospectus Supplement", and, together with the Canadian Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement, the "Canadian Prospectus"), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Prospectus"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information". The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the "Prospectus Supplements" and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses".

Any reference herein to any "amendment" or "supplement" to the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, U.S. Prospectus, Canadian Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule "B" hereto, taken together, are hereinafter referred to as the "Pricing Disclosure Package". For purposes of this Agreement, the "Applicable Time" is 7:12 a.m. (Eastern time) on June 23, 2025.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc. ("FINRA").

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company hereby agrees to pay to the Lead Underwriter, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering (collectively, the "Underwriting Fee"), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

Section 1 Interpretation

(1) Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

"Additional Shares" has the meaning given to it in the second paragraph of this Agreement;

"affiliate" has the meaning given to it in the BCBCA;

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

"Anti-Money Laundering Laws" has the meaning given to it in Section 7(41);

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

"Applicable Time" has the meaning given to it in the seventh paragraph of this Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia, Toronto, Ontario, and New York, New York;

"Canadian Base Shelf Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Offering Documents" means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

"Canadian Preliminary Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Preliminary Prospectus Supplement" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Prospectus Amendment" means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

"Canadian Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Securities Commissions" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

"Canadian Securities Laws" means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

"Canam" has the meaning given to it in Section 7(3);

"CDS" means CDS Clearing and Depository Services Inc.;

"Claims" has the meaning given to it in Section 9;

"Closing Date" has the meaning given to it in Section 13;

"Closing Time" has the meaning given to it in Section 13;

"Commission" means the British Columbia Securities Commission;

"Common Shares" means the common shares in the capital of the Company;

"Company" means Vizsla Silver Corp.;

"Debt Instrument" and "Debt Instruments" have the meanings given to it in Section 7(23);

"Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

"Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

"Dual Prospectus Receipt" means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

"EDGAR" means the SEC's Electronic Document Gathering and Retrieval System;

"Employee Plans" has the meaning given to it in Section 7(64);

"Environmental Laws" has the meaning given to it in Section 7(61);

"Financial Statements" means, collectively (i) the audited consolidated financial statements of the Company for the years ended April 30, 2024 and 2023, the related notes thereto and the independent auditor's report thereon; and (ii) the unaudited condensed consolidated interim financial statements of the Company for the nine months ended January 31, 2025 and 2024 and the related notes thereto;

"FINRA" has the meaning given to it in the eighth paragraph of this Agreement;

"Firm Shares" has the meaning given to it in the first paragraph of this Agreement;

"Form F-X" has the meaning given to it in the fourth paragraph of this Agreement;

"Governmental Entity" has the meaning given to it in Section 7(16);

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

"Indemnified Party" or "Indemnified Parties" have the meanings given to it in Section 9;

"Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) under the U.S. Securities Act;

"IT Systems and Data" has the meaning given to it in Section 7(43);

"ITA" means the Income Tax Act (Canada), as amended;

"Lead Underwriter" has the meaning given to it in the first paragraph of this Agreement;

"Leased Premises" has the meaning given to it in Section 7(37);

"Marketing Documents" means any marketing materials approved in accordance with Section 3(2);

"marketing materials" has the meaning given to it in NI 41-101;

"Material Adverse Effect"  means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to: (i) the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its Subsidiaries (on a consolidated basis); (ii) the transactions contemplated by this Agreement; (iii) the ability of the Company or the Underwriters to perform their respective obligations under this Agreement; or (iv) result in any Offering Document containing a misrepresentation;

"Material Agreement" and "Material Agreements" have the meanings given to it in Section 7(23);

"material change" means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and the Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

"material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

"Mexican Subsidiaries" has the meaning given to it in Section 7(3);

"Minera Canam" has the meaning given to it in Section 7(3);

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"MJDS" has the meaning given to it in the fourth paragraph of this Agreement;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 - Standards for Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NYSE" means the NYSE American LLC;

"Offered Shares" has the meaning given to it in the second paragraph of this Agreement;

"Offering" means the sale of Offered Shares pursuant to this Agreement;

"Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

"Offering Jurisdictions" means the United States and the Qualifying Jurisdictions;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Option Closing Date" has the meaning given to it in Section 15(1);

"Option Closing Time" has the meaning given to it in Section 15(1);

"Over-Allotment Option" has the meaning given to it in the second paragraph of this Agreement;

"Permits" has the meaning given to it in Section 7(58);

"Person" shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

"Preliminary Prospectuses" has the meaning given to it in the fourth paragraph of this Agreement;

"Pricing Disclosure Package" has the meaning given to it in the seventh paragraph of this Agreement;

"Prospectus Supplements" has the meaning given to it in the fifth paragraph of this Agreement;

"Prospectuses" has the meaning given to it in the fifth paragraph of this Agreement;

"Panuco Property" has the meaning given to it in Section 7(55);

"Purchasers" means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

"Qualifying Jurisdictions" means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree;

"Registration Statement" has the meaning given to it in the fourth paragraph of this Agreement;

"Sanctions" has the meaning given to it in Section 7(42);

"Santa Fe Agreements" means, collectively: (i) the option agreement dated May 14, 2025 entered into by the Company with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V.; and (ii) the purchase agreement dated May 14, 2025 entered into by the Company with Mr. Eduardo de la Peña Gaitán;

"SEC" has the meaning given to it in the fourth paragraph of this Agreement;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval +;

"Selling Firm" has the meaning given to it in Section 2(1);

"Shelf Information" has the meaning given to it in the fifth paragraph of this Agreement;

"Shelf Procedures" means NI 44-101 and NI 44-102;

"Standard Listing Conditions" has the meaning given to it in Section 14(1)(g);

"Subsidiaries" has the meaning given to it in Section 7(3);

"Supplementary Material" means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

"Taxes" has the meaning given to it in Section 7(38);

"Technical Report" means technical report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with an effective date of September 9, 2024 and report date of February 20, 2025;

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"Transfer Agent" has the meaning given to it in Section 7(13).

"TSX" means the Toronto Stock Exchange;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriting Fee" has the meaning given to it in the ninth paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Amended Prospectus" means any amendment or supplement to the U.S. Prospectus;

"U.S. Base Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Offering Documents" means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

"U.S. Preliminary Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Preliminary Prospectus Supplement" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Registration Statement Amendment" means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

"U.S. Securities Act" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Securities Laws" means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

(2) Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3) Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5) Any reference in this Agreement to "C$" or to "dollars" shall refer to the lawful currency of Canada and any reference to "US$" shall refer to the lawful currency of the United States.

(6) The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" -  Matters to be Addressed in the Company's Canadian Counsel Opinion

Schedule "B" -   Pricing Terms Included in the Pricing Disclosure Package

Section 2 Distribution of the Offered Shares

(1) Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Company. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2) For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(3) The Lead Underwriter shall promptly notify the Company when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4) The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5) Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or another Underwriter's Selling Firm, as the case may be.

(6) Subject to Section 6, the Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3 Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1) During the period of the Distribution of the Offered Shares, the Company shall co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2) Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a) subject to Section 7(1)(d), the Company shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b) the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c) the Company shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day that the Lead Underwriter has specified that the marketing materials will be first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d) following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3) The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4 Material Changes

(1) During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries (on a consolidated basis);

(b) any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c) any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (x) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d) the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2) The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3) The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4) If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5) The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriters

(1) Delivery of the Canadian Prospectus will be satisfied in accordance with the "access equals delivery" provisions contained in Part 2A of NI 41-101 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Canadian Prospectus in accordance with the requirements of NI 41-101, without charge.

(2) The Company shall deliver or cause to be delivered to the Underwriters:

(a) copies of the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b) copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c) copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d) any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(2), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(2); and (ii) clauses (b) and (d) of this Section 5(2), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(2).

(3) If requested by the Underwriters in writing, the Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries, if any, shall be effected as soon as possible and, in any event not later than 12:00 p.m. (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(4) By the act of having filed or delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters, which have been furnished by the Underwriters in writing for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(5) The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a "long form" comfort letter of the Company's auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' report incorporated by reference in the Prospectuses.

Section 6 Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply in all material respects with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7 Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1) Prospectus Matters.

(a) The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required.

(b) The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(c) As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(d) The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a "written communication" (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof.  Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(e) The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an "ineligible issuer", as defined in Rule 405 under the U.S. Securities Act.

(2) Good Standing of the Company. The Company (i) has been duly incorporated is in good standing under the BCBCA, (ii) has all requisite corporate power and capacity to carry on its business as described in the Offering Documents and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to issue and sell the Offered Shares, grant the Over-Allotment Option and to enter into and carry out its obligations under this Agreement.

(3) Subsidiaries. The Company does not have any subsidiaries other than Minera Canam, S.A. de C.V. ("Minera Canam") and Goanna Resources, S.A.P.I. de C.M. ("Goanna Resources", and together with Minera Canam, the "Mexican Subsidiaries"), and Canam Alpine Ventures Ltd. ("Canam"), La Garra Resources Corp. ("La Garra"), Sinaloa Minerals Exploration Corp. ("Sinaloa Minerals"), and Panuco Silver Resources Corp. ("Panuco Silver", and together with Canam, La Garra, Sinaloa Minerals and the Mexican Subsidiaries, the "Subsidiaries" and each a "Subsidiary"). The Company directly or indirectly holds all of the issued and outstanding shares of each of the Subsidiaries (other than one common share in each of the Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of each of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of each of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted.

(4) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licenses, registrations or qualifications.

(5) No Proceedings for Dissolution.  No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(6) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which (i) expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or (ii) would have any Material Adverse Effect.

(7) Share Capital of the Company. The Common Shares, and all other classes of shares authorized and/or issued by the Company, have the attributes and characteristics and conform in all material respects with the descriptions thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectuses.

(8) Absence of Rights.  Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(9) Common Shares are Listed.  The issued and outstanding Common Shares are listed and posted for trading on the TSX, NYSE and the Börse Frankfurt (Frankfurt Stock Exchange) and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Offered Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(10) Stock Exchange Compliance.  The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE and the Company is in material compliance with the rules and policies of the TSX and the NYSE. All necessary consents, approvals, authorizations have been obtained by the Company from the TSX and NYSE to ensure that, subject to fulfilling the standard listing conditions of both the TSX and NYSE, the Offered Shares will be listed and posted for trading on both the TSX and NYSE upon their issuance.

(11) Reporting Issuer Status. The Company is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under Applicable Securities Laws and is not on the list of defaulting issuers maintained by the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions.

(12) No Voting Control.  The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. Other than the shareholder rights plan entered into between the Company and the Transfer Agent on September 8, 2023, the Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(13) Transfer Agent.  Computershare Investor Services Inc. (the "Transfer Agent") has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(14) Corporate Actions.  All necessary corporate action has been taken by the Company so as to validly authorize the issuance of and issue the Offered Shares as fully paid and non-assessable Common Shares in accordance with this Agreement.

(15) Valid and Binding Documents.  Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company, and upon the execution and delivery of this Agreement it shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(16) All Consents and Approvals. (i) All consents, approvals, permits, authorizations or filings as may be required under the Applicable Securities Laws necessary for: (x) the execution and delivery of this Agreement, (y) the issuance, sale and delivery of the Offered Shares, and (y) the consummation of the transactions contemplated hereby, have been made or obtained, as applicable, other than certain filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and (ii) no approval, authorization, consent or other order of, and no filing, registration or recording with, any (1) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (2) any subdivision agent, commission, board, or authority or any of the foregoing, (3) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (4) any stock exchange or self-regulatory authority and, for greater certainty, including any securities regulators ("Governmental Entity") or lenders to the Company is required of the Company in connection with the execution and delivery of, or with the performance by the Company of its obligations under this Agreement, except those which have been obtained under Applicable Securities Laws and the rules and policies of the TSX and NYSE.

(17) Validly Issued Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares.

(18) Stabilization. Neither the Company nor any of its Subsidiaries has taken, and the Company and its Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Common Shares or any "reference security" (as defined in Rule 100 of Regulation M under the U.S. Exchange Act) of the Company.

(19) Foreign Private Issuer.  The Company is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act.

(20) Emerging Growth Company.  The Company is an "emerging growth company," as defined in Section 2(a) of the U.S. Securities Act.

(21) Investment Company.  The Company is not, and, after giving effect to the offer and sale of the Offered Shares and the application of the proceeds therefrom as described under "Use of Proceeds" in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, will not be, required to register as an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(22) Sarbanes-Oxley. The Company is, and has been since the time of the initial filing of the Registration Statement with the SEC, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof.

(23) Material Agreements and Debt Instruments. All of the (i) contracts, commitments, agreements (written or oral), instruments, leases or other documents, and any other option agreements or license agreements, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) notes, loans, bonds, debentures, indentures, promissory notes or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities, to which the Company or any of its Subsidiaries is a party or by which any of their property or assets are bound ("Debt Instruments," and each a "Debt Instrument"), agreements, contracts or commitments to create, assume or issue any Debt Instruments, and other outstanding loans to the Company or any Subsidiary from, or loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person (collectively, "Material Agreements," and each a "Material Agreement") have been disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(24) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect. For greater certainty, the Company's due diligence review in respect of entering into of the Santa Fe Agreements did not result in the discovery of any fact or circumstance which may reasonably be expected to have an adverse impact on the ability of the Company or the Subsidiaries to complete such transactions or, following closing of such transactions, a Material Adverse Effect.

(25) Absence of Breach or Default.  The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, the issue and sale of the Offered Shares and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Applicable Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(26) No Actions or Proceedings.  There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(27) Financial Statements. The Financial Statements (i) have been audited (in the case of the annual financial statements) or have been reviewed (in the case of the interim financial statements) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Company since January 31, 2025; (ii) contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis); and (iii) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved.

(28) No Material Changes.  Since the Company's most recent financial year end, except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses: (i)              there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable; (ii) there has not been any material change in the capital stock or long-term debt of the Company or any Subsidiary, as applicable; and (iii) the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(29) No Off-Balance Sheet Arrangements.  There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(30) Internal Accounting Controls.  The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(31) Accounting Policies.  There has been no material change in accounting policies or practices of the Company or the Subsidiaries since the Company's most recent financial year end other than as disclosed in the Financial Statements.

(32) Purchases and Sales.  Since the Company's most recent financial year end, other than as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of: (i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise; (ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or (iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(33) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(34) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(35) Independent Auditors. MNP LLP are independent auditors with respect to the Company as required by the Applicable Securities Laws and there has not been any "reportable event" (within the meaning of NI 51-102) with respect to MNP LLP or any former auditor of the Company.

(36) Insurance.  The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(37) Leased Premises.  With respect to each of the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies as a tenant, sub-tenant or occupant (the "Leased Premises"), the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(38) Taxes.  All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(39) Compliance with Laws, Filings and Fees.  The Company and each Subsidiary has complied with all relevant statutory and regulatory requirements required to be complied with in connection with the transactions contemplated by this Agreement. The Company and the Subsidiaries have complied and will comply with the requirements of all applicable corporate and Applicable Securities Laws, in all material respects, including in relation to the Company, the Applicable Securities Laws in relation to the issue and trading of its Common Shares. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to the Applicable Securities Laws and other applicable securities laws and general corporate laws have been made and paid. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(40) Anti-Bribery. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, foreign official or employee; and the Company and its Subsidiaries and, to the knowledge of the Company, its and their other affiliates have conducted their respective businesses, transactions, negotiations, discussions and dealings in compliance with applicable anti-bribery and anti-corruption statutes laws and regulations applicable in any jurisdiction in which they are located or conducting business and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(41) Anti-Money Laundering.  The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of (i) the Currency and Foreign Transactions Reporting Act of 1970, as amended, (ii) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (iii) the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and (iv) the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(42) Sanctions.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or its Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury's Office of Foreign Assets Control or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), Canadian government (including the Office of the Superintendent of Financial Institutions (Canada) pursuant to the Special Economic Measures Act (Canada)), the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(43) IT Systems and Data. (i) The Company or its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems and Data") are adequate for, and operate and perform in all respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to have a Material Adverse Effect; (ii) the Company and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same; (iii) the Company and its Subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; and (iv) the Company and its Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Data with each of its customers, and to the Company's knowledge there is no material non-compliance with the terms of such data processing agreements by such customers.

(44) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(45) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(46) Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the distribution of Offered Shares or transactions contemplated herein.

(47) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(48) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Underwriters and its counsel in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(49) Effective Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission and the Dual Prospectus Receipt has been obtained from the Commission in respect of the Canadian Base Shelf Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Offered Shares or any other securities of the Company has been issued by any Canadian Securities Commissions and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with in all material respects.

(50) Issuer Free Writing Prospectus.  No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(51) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the Company has not filed any confidential material change reports which remain confidential. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the other provinces and territories of Canada.

(52) Compliance with Securities Laws. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the U.S. Exchange Act and incorporated by reference in the Pricing Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the U.S. Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, in all material respects with the U.S. Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Pricing Disclosure Package does not, and at the time of each sale of the Offered Shares in connection with the Offering, the Pricing Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Form F-X conforms in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the Commission thereunder.

(53) Forward-Looking Information. With respect to forward-looking information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectuses: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; (iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and (iv) the Company has updated such forward-looking information as required by and in compliance with the Applicable Securities Laws.

(54) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Underwriters any material facts relating to the Company, the Subsidiaries or the Offering.

(55) Properties and Assets. Minera Canam is the legal and beneficial owner of and holds title to all of the mineral concessions comprising the mineral property and concessions known as the "Panuco Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, as described in the Technical Report and Prospectuses and the documents incorporated by reference therein (the "Panuco Property"), and all other properties or assets of the Company or the Subsidiaries as described in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property rights thereof. The title opinions of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the applicable conditions of this Agreement will address all of the material concessions and claims in respect of the Panuco Property.

(56) Property and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Panuco Property, and the other properties of the Company or any Subsidiary are located in respect of the ore bodies and specified minerals located in the Panuco Property and the other properties of the Company or any Subsidiary under valid, subsisting and enforceable title documents sufficient to permit the Company and the Subsidiaries to access the Panuco Property, and the other properties of the Company or any Subsidiary and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(57) Valid Title Documents.  Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(58) Possession of Permits and Authorizations.  The Company and the Subsidiaries have obtained all regulatory approvals, licenses, permits, approvals, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Entity under applicable laws, including Environmental Laws ("Permits") necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(59) No Expropriation. No part of the Panuco Property or any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(60) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(61) Environmental Matters.

(i) The Company and each Subsidiary is in material compliance with any and all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, bylaws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances ("Environmental Laws") and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

(ii) Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

(iv) There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v) Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

(vi) There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(62) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Technical Report remains current and complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by the author and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectuses relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Applicable Securities Laws.

(63) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(64) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(65) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2) The Underwriters hereby covenant and agree with the Company to the following:

(a) Compliance with Securities Laws.  The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b) Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(3) The Company agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4) No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

Section 9 Indemnity, Contribution and Limitation of Liability

(1) The Company hereby covenants and agrees to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that is made or threatened against any Indemnified Party or in enforcing their rights under this Section 9 (each, a "Claim" and collectively, the "Claims") to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a) (i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus, or (B) in any Marketing Documents, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Marketing Documents, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b) any omission or alleged omission to state (A) in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any Marketing Documents, any material fact required to be stated in such document or necessary to make any statement, in light of the circumstances under which they were made, in such document not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(c) any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from (A) any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) any Marketing Documents, preventing or restricting the trading in or the sale or distribution of the Offered Shares; provided, however, that the Company will not be liable in any such case to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(d) the non-compliance or alleged non-compliance by the Company with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e) any breach by the Company of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim was caused by or resulted from an Indemnified Party's breach of this Agreement or breach of applicable laws, or the fraud, negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Company to such Indemnified Party in respect of such Claim and thereafter this Section 9(1) shall cease to apply to such Indemnified Party in respect of such Claim. Without limiting any of the rights of an Indemnified Party under this Section 9, following demand by an Indemnified Party for payment by the Company of any such legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim, if the Company fails to pay to such Indemnified Party in full such legal or other expenses within sixty days, such Indemnified Party shall have the right to settle any such ongoing Claims without consent of the Company, subject to applicable laws.

(2) The Company agrees to waive any right they may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this Section 9.

(3) Promptly after receiving notice of an action, suit, proceeding or claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, such Indemnified Party will notify the Company and the Underwriters in writing of the particulars thereof, provided that the omission to so notify the Company shall not relieve the Company of any liability which the Company may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the Company's substantive rights or the defense of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company has under this Section 9. The Company may at its election and at its own expense, assume the defence of any action, suit, proceeding or claim in respect of which indemnification may be sought under this Section 9, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. If the Company undertakes, conducts and controls the settlement or defence of any action, suit, proceeding or claim, an Indemnified Party shall have the right to participate in the settlement or defence of same. Any Indemnified Party may retain counsel of its own choice to separately represent it in the defence of a Claim, which shall be at the expense of the Company if: (i) the Company does not promptly (or in any event, within ten days of notice thereof) assume the defence of the Claim; (ii) the Company agrees to separate representation; or (iii) such Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Company's or such Indemnified Party's respective interests or additional defences are available to such Indemnified Party such that representation by the same counsel would be inappropriate. The Company will not, without the Indemnified Party's and the Underwriters' prior written consent (such consent not to be unreasonably withheld, conditioned of delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 9 (whether or not any Indemnified Party is a party thereto).

(4) If for any reason the foregoing indemnification under this Section 9 is unavailable (other than in accordance with the terms of this Section 9) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event, to the extent permitted by applicable law, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims any amount in excess of the Underwriting Fee actually received by the Indemnified Parties pursuant to this Agreement.

(5) The Company hereby acknowledges that each of the Underwriters acts as trustee for each of the other Indemnified Parties related thereto of the Company's covenants and obligations under this Section 9 to such Persons and each of the Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

(6) The Company agrees that, in the event that the Company is held to be entitled to contribution from any Indemnified Party under the provisions of any statute or at law, such contribution shall be limited to an amount not exceeding the lesser of: (a) the portion of the full amount of the loss or liability giving rise to such contribution for which such Indemnified Party is responsible; and (b) the amount of the fees actually received by such Indemnified Party from the Company.

(7) The Company agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or any Person asserting claims on any Company's behalf or in right for or in connection with the performance of professional services rendered by the Indemnified Parties under this Agreement, whether performed before or after the execution of this Agreement, or otherwise in connection with the matters referred to in this Agreement, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the breach of this Agreement or breach of applicable laws by, or the fraud, negligence or wilful misconduct of, such Indemnified Party.

(8) The indemnity, contribution and other obligations and agreements of the Company under this Section 9 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section 10 Covenants of the Company

(1) The Company covenants and agrees with the Underwriters that:

(a) the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b) between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii) the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii) any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c) the Company will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Company will use its reasonable best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time, subject only to the official notice of issuance;

(d) as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e) the Company will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2) Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3) The Company agrees not to issue any Common Shares or securities convertible into Common Shares for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, except in conjunction with (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities; and (iii) any obligations in respect of existing agreements or as otherwise previously publicly announced by the Company, which for certainty does not include the Company's previously announced at-the-market program.

(4) The Company will cause each of its executive officers and directors to enter into a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company, for tax purposes to the Company in connection with the vesting or exercise of stock options or other incentive plan securities, or with the consent of the Underwriters, such consent not to be unreasonably withheld.

Section 11 All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12 Termination by Underwriters

(1) Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Lead Underwriter, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a) there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Pricing Disclosure Package or the Prospectus Supplements, or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any one of them), has or would reasonably be expected to have a material adverse effect on the market price or value of the Common Shares;

(b) (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence, or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), materially and adversely affects or would reasonably be expected to materially and adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX, NYSE or securities commission which involves a finding of wrong-doing that significantly and adversely affects or would reasonably be expected to significantly and adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company, and such inquiry, action, suit, proceeding or investigation has not been rescinded, revoked or withdrawn; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority, and such order, action or proceeding has not been rescinded, revoked or withdrawn; or

(c) the Company is in breach of any material term, condition or covenant of the Underwriting Agreement that, in the reasonable opinion of the Underwriters, cannot be cured prior to the Closing Date or any material representation or warranty given by the Company the Underwriting Agreement becomes or is false and cannot, in the reasonable opinion of the Underwriters, be cured prior to the Closing Date.

(2) If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement terminates automatically under Section 13, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on June 26, 2025, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters (respectively, the "Closing Time" and the "Closing Date").

Section 14 Conditions of Closing and Option Closing

(1) The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Company contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Company of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a) such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Forooghian + Company Law Corporation, the Company's Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule "A" subject to customary limitations, assumptions and qualifications;

(b) such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Goodwin Procter LLP, the Company's U.S. counsel, or other local counsel as required, addressed to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a "10b-5 letter" addressed to the Underwriters;

(c) a legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from the Company's Mexican legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to Minera Canam, subject to customary limitations, assumptions and qualifications, relating to: (i) the incorporation, formation and existence of Minera Canam under the laws of Mexico; (ii) the authorized and issued capital of Minera Canam, and the ownership thereof; and (ii) Minera Canam having the requisite corporate power, capacity and authority under the laws of Mexico to carry on its businesses as presently carried on, and to own, lease and operate its properties and assets;

(d) a legal opinion, dated as of the Closing Date, from the Company's Mexican legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, with respect to title and ownership rights in the Panuco Property;

(e) the auditor's comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(5) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(f) a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, addressed to the Underwriters and dated the Closing Date and the Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(g) evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances (the "Standard Listing Conditions");

(h) a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(i) at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and NYSE; and the incumbency and signatures of signing officers of the Company;

(j) at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and Canam, dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(k) at the Closing Time, executed lock-up agreements from each of the directors and senior officers of the Company pursuant to Section 10(4); and

(l) such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 15 Over-Allotment Option

(1) The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part, by delivering notice to the Company not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the "Option Closing Date") and time (the "Option Closing Time") on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2) In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Company.

(3) At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4) Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5) The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16 Expenses

The Company will be solely responsible for all expenses related to the Offering, including all fees and disbursements of its counsel, its "out of pocket" costs, printing costs, translation costs, filing fees, the Underwriters' reasonable "out of pocket" costs, and all fees, taxes, and disbursements of the Underwriters' counsel, whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be deductible from the gross proceeds of the Offering at the Closing Time.

Section 17 No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18 Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Vizsla Silver Corp.

Suite 1723, 595 Burrard Street

Vancouver, British Columbia V7X 1J1

Attention: Michael A. Konnert, President and Chief Executive Officer

Email: michael@vizslasilver.ca

with a copy to (such copy not to constitute notice):

Forooghian + Company Law Corporation

353 Water Street, Suite 401

Vancouver, British Columbia V6B 1B8

Attention: Farzad Forooghian
Email: Farzad@forooghianlaw.com

-and-

Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018

Attention: Thomas Levato
Email: TLevato@goodwinlaw.com

and in the case of the Lead Underwriter (on behalf of the Underwriters), be addressed and emailed or delivered to:

Canaccord Genuity Corp.

Suite 2100, 40 Temperance Street

Toronto, ON M5H 0B4

Attention: David Sadowski

Email: DSadowski@cgf.com

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP

Suite 3200, 40 Temperance Street

Toronto, Ontario

M5H 0B4

Attention: Chad Accursi
Email: caccursi@cassels.com

-and-

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario
M5K 1J5

Attention: Ryan Dzierniejko
Email: ryan.dzierniejko@skadden.com

The Company and the Lead Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

Section 19 Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Lead Underwriter on the Underwriters' behalf and the execution of the Agreement by the Underwriters shall constitute the Company's authority for accepting notification of any such steps from, and for giving notice to, and for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriter.

Section 20 Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

Section 21 Underwriters' Obligations

(1) Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

Canaccord Genuity Corp.	35.0%
CIBC World Markets Inc.	15.0%
National Bank Financial Inc.	15.0%
Ventum Financial Corp.	15.0%
BMO Nesbitt Burns Inc.	10.0%
Raymond James Ltd.	10.0%
TOTAL:	100%

(2) In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 21(1) (a "Non-Purchasing Underwriter"), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents 10% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (or jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 10% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters and the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the continuing Underwriters purchase more Offered Shares pursuant to this Section 21(2) than they otherwise would have pursuant to this Agreement, the continuing Underwriters shall have the right, by notice to the Company, to postpone the Closing Time or the Option Closing Time, as the case may be, for such period not exceeding five Business Days as they shall determine and notify the Company in order that required changes, if any, to the Offering Document or to any other documents or arrangements may be effected. Nothing in this Section 21(2) shall oblige the Company to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Company any Underwriter which shall be in default of its obligations under this Agreement.

(3) Without affecting the firm obligation of the Underwriters to purchase from the Company the Firm Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Firm Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than US$3.00 per Firm Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Fee realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Firm Shares is less than the gross proceeds to be paid by the Underwriters to the Company for the Firm Shares and such reduced price sales will not affect the net proceeds to be received by the Company under the Offering.

Section 22 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the engagement letter dated June 22, 2025 between the Company and the Lead Underwriter, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 25 Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 26 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

CANACCORD GENUITY CORP.

By:	"David Sadowski"
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals & Mining Investment Banking

CIBC WORLD MARKETS INC.

By:	"Steven Reid"
Name: Steven Reid
Title: Managing Director & Head, Global Mining

NATIONAL BANK FINANCIAL INC.

By:	"Christopher Buss"
Name: Christopher Buss
Title: Director

VENTUM FINANCIAL CORP.

By:	"Tim Graham"
Name: Tim Graham
Title: Managing Director, Head of Capital Markets, Western Canada

BMO NESBITT BURNS INC.

By:	"Haroon Chaudhry"
Name: Haroon Chaudhry
Title: Director

RAYMOND JAMES LTD.

By:	"Gavin McOuat"
Name: Gavin McOuat
Title: Senior Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

VIZSLA SILVER CORP.
By:	/s/ “Michael Konnert”
Name: Michael A. Konnert
Title: President and Chief Executive Officer

SCHEDULE "A"

MATTERS TO BE ADDRESSED IN THE COMPANY'S

CANADIAN COUNSEL OPINION

(a) each of the Company and Canam is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b) each of the Company and Canam has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the Company's ownership interest in Canam;

(d) the authorized and issued capital of the Company and Canam;

(e) all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(f) the Firm Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor and, upon full payment therefor, and the issue thereof, the Firm Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(g) the Additional Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor and, upon full payment therefor, and the issue thereof, the Additional Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(h) the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Firm Shares and Additional Shares;

(i) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(j) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

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(k) the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Firm Shares and Additional Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(l) Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(m) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through Persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n) subject to the qualifications, assumptions, limitations, and understandings set out in the Canadian Prospectus Supplement under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility For Investment", insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects.

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SCHEDULE "B"

PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$3.00.

The number of Common Shares purchased by the Underwriters is 33,334,000.

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 5,000,100 Common Shares at US$3.00 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters receive 5.0% cash commission.

Issuer Free Writing Prospectuses

None.

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